

June 25, 2020

Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.
103 John F. Kennedy Parkway
Short Hills, New Jersey 07078

> **Re: Dun & Bradstreet Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 24, 2020**
> **File No. 333-239050**

Dear Mr. Jabbour :

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2020 letter.

Amendment No. 2 to Form S-1

Capitalization, page 56

1. Please reconcile for us the pro forma adjustments to the amounts disclosed in the use of proceeds narrative on page 54.

2. Please show us how you determined the capital surplus and accumulated deficit pro forma adjustments.

Dilution, page 59

3. Please tell us how you arrived at pro forma net tangible book deficit as of March 31, 2020 and pro forma net tangible book deficit per share as of March 31, 2020.

4. Pro forma net tangible deficit as of March 31, 2020 excludes the Series A Preferred Stock that will be redeemed. Please tell us your consideration of adding a footnote highlighting the exclusion from the calculation.

Exhibits

5. Please file a copy of the letter agreement between the company and certain members of the Investor Consortium as an exhibit to the registration statement, or tell us why you are not required to do so.

 You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López-Molina at 202-551-3792 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services